Jenny O’Shanick

Evan Ewing

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

November 21, 2024

Re:	Aptera Motors Corp.
Offering Statement on Form 1-A
File No. 024-12455

Dear Ms. O’Shanick and Mr. Ewing:

On behalf of Aptera Motors Corp. (the “Company”), I hereby request qualification of the above-referenced offering statement at 9:00 a.m., Eastern Time, on Monday, November 25, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Chris Anthony
Chris Anthony, Co-Chief Executive Officer